                                            Registration Statement No. 333-69771
                                                                       811-03927

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                   TO FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  Exact Name of Trust:  THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE

B.  Name of Depositor:  THE TRAVELERS INSURANCE COMPANY

C.  Complete Address of Depositor's Principal Executive Offices:

              One Tower Square,
              Hartford, Connecticut  06183

D.  Name and Complete Address of Agent for Service:

               Ernest J. Wright, Secretary
               The Travelers Insurance Company
               One Tower Square
               Hartford, Connecticut  06183

It is proposed that this filing will become effective (check appropriate box):

__________   immediately upon filing pursuant to paragraph (b)
__________   on ___________ pursuant to paragraph (b)
__________   60 days after filing pursuant to paragraph (a)(1)
__________   on __________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

__________   this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. Title of securities being registered:

              Variable Survivorship Life Insurance Policies.

              Pursuant to Rule 24f-2 under the Investment Company Act of 1940 the Registrant hereby declares that an indefinite amount of its Variable Survivorship Life Insurance Policies is being registered under the Securities Act of 1933.

F. Approximate date of proposed public offering:

              As soon as practicable following the effectiveness of the Registration Statement

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

__________   Check the box if it is proposed that this filing will become effective on ____ at ___ pursuant to Rule 487. ______

                         RECONCILIATION AND TIE BETWEEN
                         FORM N-8B-2 AND THE PROSPECTUS

Item No. of
Form N-8B-2           CAPTION IN PROSPECTUS
-----------           ---------------------

        1             Cover page
        2             Cover page
        3             Not applicable
        4             The Company; Distribution
        5             The Travelers Fund UL for Variable Life Insurance
        6             The Travelers Fund UL for Variable Life Insurance
        7             Not applicable
        8             Not applicable
        9             Legal Proceedings and Opinion
        10            Prospectus Summary; The Company; The Travelers Fund UL for
                      Variable Life Insurance, The Investment Options; The
                      Policy; Transfers of Cash Value; The Separate Account and
                      Valuation; Voting Rights; Disregard of Voting Rights;
                      Dividends; Lapse and Reinstatement
        11            Prospectus Summary; The Investment Options
        12            Prospectus Summary; The Investment Options
        13            Charges and Deductions; Distribution
        14            The Policy
        15            Prospectus Summary; Applying Premium Payments
        16            The Investment Options; Applying Premium Payments
        17            Prospectus Summary; Right to Cancel; The Separate Account
                       and Valuation; Policy Loans; Exchange
        18            The Investment Options; Charges and Deductions; Federal
                       Tax Considerations; Dividends
        19            Statements to Policy Owners
        20            Not applicable
        21            Policy Loans
        22            Not applicable
        23            Not applicable
        24            Not applicable
        25            The Company
        26            Not applicable
        27            The Company
        28            The Company; Management
        29            The Company
        30            Not applicable
        31            Not applicable
        32            Not applicable
        33            Not applicable
        34            Not applicable
        35            The Company; Distribution
        36            Not applicable
        37            Not applicable
        38            Distribution
        39            The Company; Distribution
        40            Not applicable
        41            The Company; Distribution
        42            Not applicable
        43            Not applicable
        44            Applying Premium Payments; Accumulation Unit Values
        45            Not applicable

Item No. of
Form N-8B-2           CAPTION IN PROSPECTUS
-----------           ---------------------

        46            The Separate Account and Valuation; Access to Cash Values
        47            The Investment Options
        48            Not applicable
        49            Not applicable
        50            Not applicable
        51            Prospectus Summary; The Company; The Policy; Death
                      Benefits and Lapse and Reinstatement
        52            The Investment Options
        53            Federal Tax Considerations
        54            Not applicable
        55            Not applicable
        56            Not applicable
        57            Not applicable
        58            Not applicable
        59            Financial Statements

                    THE TRAVELERS VARIABLE SURVIVORSHIP LIFE


             INDIVIDUAL VARIABLE UNIVERSAL LIFE INSURANCE POLICIES


                                                     PROSPECTUS


The Travelers Insurance Company, One Tower Square, Hartford, Connecticut 06183 X
                           Telephone: (800) 334-4298

                                   PROSPECTUS


This Prospectus describes Travelers Variable Survivorship Life, a variable universal (flexible premium) life insurance Policy (the "Policy") offered by The Travelers Insurance Company (the "Company"). The Policy is designed to insure two individuals. We will pay the beneficiary the death benefit upon second death of the two named Insureds. The Policy Owners ("you") choose the amount of life insurance coverage desired with a minimum Stated Amount of $100,000. You direct the net premium payment to one or more of the variable funding options (the "Investment Options").



During the Policy's Right to Cancel Period, the Applicant may return the Policy to the Company for a refund. The Right to Cancel Period expires on the latest of ten days after you receive the Policy, ten days after we mail or deliver to you a written Notice of Right to Cancel, or 45 days after the Applicant signs the application for insurance (or later if state laws requires).



The Policy has no guaranteed minimum Cash Value. The Cash Value of the Policy will vary to reflect the investment performance of the Investment Options to which you have directed your premium payments. You bear the investment risk under this Policy. The Cash Value is reduced by the various fees and charges assessed under the Policy, as described in this Prospectus. The Policy will remain in effect for as long as the Cash Surrender Value can pay the monthly Policy charges (subject to the Grace Period provision), or for a longer period as may be provided under the Lapse Protection Guarantee Rider.



We offer two death benefits under the Policy -- the "Level Option" and the "Variable Option." Under either option, the death benefit will never be less than the Amount Insured (less any outstanding Policy loans or Monthly Deduction Amounts due and unpaid). You choose one at the time you apply for the Policy, however you may change the death benefit option, subject to certain conditions.



This Policy may be or become a modified endowment Policy under federal tax law. If so, any partial withdrawal, Policy surrender or loan may result in adverse tax consequences or penalties.



REPLACING EXISTING INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.



EACH OF THE INVESTMENT OPTION PROSPECTUSES ARE INCLUDED WITH THE PACKAGE CONTAINING THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS COMPLETE OR TRUTHFUL. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


VARIABLE LIFE INSURANCE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.


             THE DATE OF THIS PROSPECTUS IS                , 1999.

                               TABLE OF CONTENTS


Glossary of Special Terms.............    3
Prospectus Summary....................    5
General Description...................    9
  The Application.....................    9
How the Policy Works..................    9
  Applying Premium Payments...........    9
The Investment Options................   10
Policy Benefits and Rights............   12
  Transfers of Cash Value.............   12
     Telephone Transfers..............   12
  Automated Transfers.................   13
     Dollar Cost Averaging............   13
     Portfolio Rebalancing............   13
  Lapse and Reinstatement.............   13
  Lapse Protection Guarantee Rider....   13
  Exchange Rights.....................   14
  Right to Cancel.....................   14
Access to Cash Values.................   14
  Policy Loans........................   14
     Consequences.....................   14
  Policy Surrenders...................   15
     Full Surrenders..................   15
     Partial Withdrawals..............   15
Death Benefit.........................   15
  Option 1............................   16
  Option 2............................   16
  Payment of Proceeds.................   17
  Payment Options.....................   17
Maturity Benefits.....................   17
  Maturity Extension Rider............   17
  Coverage Extension Rider............   18
Charges and Deductions................   18
  Charges Against Premium.............   18
     Front-End Sales Charge...........   18
     State Premium Tax Charge.........   18
  Monthly Deduction Amount............   19
     Cost of Insurance................   19
     Policy Administrative Expense
       Charge.........................   19
     Monthly Policy Charge............   19
     Charges for Supplemental Benefit
       Provisions.....................   19
  Charges Against the Separate
     Account..........................   19
     Mortality and Expense Risk
       Charge.........................   19
     Administrative Expense Charge....   19
  Underlying Fund Expenses............   19
  Surrender Charges...................   19
  Transfer Charge.....................   20
  Reduction or Elimination of
     Charges..........................   20
The Separate Account and Valuation....   20
  The Travelers Fund UL for Variable
     Life Insurance (Fund UL).........   20
     How the Cash Value Varies........   21
     Accumulation Unit Value..........   21
     Net Investment Factor............   21
Changes to the Policy.................   22
  General.............................   22
  Changes in Stated Amount............   22
  Changes in Death Benefit Option.....   22
Additional Policy Provisions..........   23
  Assignment..........................   23
  Limit on Right to Contest and
     Suicide Exclusion................   23
  Misstatement as to Sex and Age......   23
  Voting Rights.......................   23
  Disregard of Voting Instructions....   23
Other Matters.........................   24
  Statements to Policy Owners.........   24
  Suspension of Valuation.............   24
  Dividends...........................   24
  Mixed and Shared Funding............   24
  Distribution........................   24
  Legal Proceedings and Opinion.......   25
  Independent Accountants.............   25
Federal Tax Considerations............   25
The Company...........................   29
  IMSA................................   29
  Year 2000 Compliance................   29
Management............................   30
  Directors of The Travelers Insurance
     Company..........................   30
  Senior Officers of The Travelers
     Insurance Company................   31
Example of Policy Charges.............   31
Appendix A (Performance Information) .. A-1
Financial Statements..................  F-1

                           GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------


ACCUMULATION UNIT -- a standard of measurement used to calculate the values allocated to the Investment Options.



BENEFICIARY(IES) -- the person(s) named to receive the benefits of this Policy at the last Insured's death.


CASH SURRENDER VALUE -- the Cash Value less any outstanding Policy loan and surrender charges.

CASH VALUE -- the current value of Accumulation Units credited to each of the Investment Options available under the Policy, plus the value of the Loan Account.

COMPANY'S HOME OFFICE -- the principal executive offices of The Travelers Insurance Company located at One Tower Square, Hartford, Connecticut 06183.


DEATH BENEFIT -- the amount payable upon the death of both Insureds.


DEDUCTION DATE -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Cash Value.


INSUREDS -- the two people on whose lives the Policy is issued.



INVESTMENT OPTIONS -- the segments of the Separate Account to which you may allocate premiums or Cash Value. Each investment option invests directly in a corresponding Underlying Fund.


ISSUE DATE -- the date on which the Policy is issued by the Company for delivery to the Policy Owner.


LAPSE PROTECTION GUARANTEE RIDER -- a rider which provides that the Policy will not lapse during the first ten Policy Years if a required amount of premium is paid. (Not available in all states.)



LOAN ACCOUNT -- an account in the Company's general account to which we transfer the amount of any Policy loan, and to which we credit and charge a fixed rate of interest.



MATURITY DATE -- The anniversary of the Policy Date on which the younger Insured is age 100.


MINIMUM AMOUNT INSURED -- the amount of Death Benefit required to qualify this Policy as life insurance under federal tax law.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Policy's Cash Value which includes cost of insurance charges, administrative charges, and any charges for supplemental benefits.


MONTHLY LAPSE PROTECTION PREMIUM -- an amount shown on the Policy Summary page, the cumulative amount of which must be paid during the first ten Policy Years in order for the Lapse Protection Guarantee to be in effect.


NET AMOUNT AT RISK -- an amount equal to the Death Benefit minus the Cash Value.


NET PREMIUM -- the amount of each premium payment, minus the deduction of any front-end sales charges and premium tax charges.


PLANNED PREMIUM -- the amount of premium which the Policy Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Policy Owner, either annually, semiannually or through automatic monthly checking account deductions.

POLICY DATE -- the date on which the Policy, benefits and provisions of the Policy become effective.

POLICY MONTH -- monthly periods computed from the Policy Date.

POLICY OWNER(S) (YOU, YOUR OR OWNER) -- the person(s) having rights to benefits under the Policy during the lifetime of the Insureds; the Policy Owner(s) may or may not be the Insured(s).


POLICY YEARS -- annual periods computed from the Policy Date.

SEPARATE ACCOUNT -- assets set aside by The Travelers Insurance Company, the investment experience of which is kept separate from that of other assets of The Travelers Insurance Company; for example, The Travelers Fund UL for Variable Life Insurance.

STATED AMOUNT -- the amount originally selected by the Policy Owner used to determine the Death Benefit, or as may be increased or decreased as described in this Prospectus.


UNDERLYING FUND -- the underlying mutual fund(s) that correspond to each Investment Option. Each Investment Option invests directly in a Fund.



VALUATION DATE -- a day on which the Separate Account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading and the Company is open for business. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.


VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------


WHAT IS VARIABLE SURVIVORSHIP LIFE INSURANCE?



This Flexible Premium Variable Survivorship Life Insurance Policy is designed to provide insurance protection on the lives of two Insureds and to build Cash Value. Like other survivorship life insurance, it provides an income-tax free death benefit that is payable to the Beneficiary upon the second death of the two Insureds. Unlike traditional, fixed-premium life insurance, the Policy allows you, as the owner, to allocate your premium, or transfer Cash Value to various Investment Options. These Investment Options include equity, bond, money market and other types of portfolios. Your Cash Value will change daily, depending on investment return. No minimum amount is guaranteed as in a traditional life insurance policy.



INVESTMENT OPTIONS: You have the ability to choose from a wide variety of well-known Investment Options. The investment options invest directly in the Funds. These professionally managed stock, bond and money market funds cover a broad spectrum of investment objectives and risk tolerance. The following Investment Options (subject to state availability) are available currently:



Capital Appreciation Fund                            GREENWICH STREET SERIES FUND:
Dreyfus Stock Index Fund                             Equity Index Portfolio
Managed Assets Trust                                 Total Return Portfolio
Money Market Portfolio
                                                     TRAVELERS SERIES FUND, INC.:
BT INSURANCE FUNDS TRUST:                            AIM Capital Appreciation Portfolio
  EAFE Equity Index Fund                             Alliance Growth Portfolio
  Small Cap Index Fund                               MFS Total Return Portfolio
                                                     Putnam Diversified Income Portfolio
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND:         Smith Barney High Income Portfolio
  VIP Equity Income Portfolio                        Smith Barney Large Cap Value Portfolio
  VIP Growth Portfolio
  VIP High Income Portfolio                          TRAVELERS SERIES TRUST:
                                                     U.S. Government Securities Portfolio
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II:      Utilities Portfolio
  VIP II Asset Manager Portfolio                     Zero Coupon Bond Portfolio 2000
                                                     Zero Coupon Bond Portfolio 2005



Additional Investment Options may be added from time to time. For more information, see "The Investment Options." Refer to each Fund's prospectus for a complete description of the investment objectives, restrictions and other material information.


PREMIUMS: When applying for your Policy, you state how much you intend to pay, and whether you will pay annually, semiannually or monthly via checking account deductions. You may also make unscheduled premium payments in any amount. No premium payments will be accepted if receipt of such premiums would disqualify the Policy as life insurance under applicable federal tax laws.

You indicate on your application what percentage of each Net Premium you would like allocated to the Investment Options. You may change your allocations by writing to the Company or by calling 1-800-334-4298.


During the underwriting period, any premium paid will be held in a non-interest bearing account. After the Policy Date and until the applicants' right to cancel has expired, your Net Premium will be invested in the Money Market Portfolio. After that, the Cash Value will be distributed to each Investment Option in the percentages indicated on your application.



RIGHT TO EXAMINE POLICY: You may return your Policy for any reason and receive a full refund of your premium by mailing us the Policy and a written request for cancellation within a specified period.

DEATH BENEFITS: At time of application, you select a death benefit option. Under certain conditions you may be able to change the death benefit option at a later date. The options available are:



     - LEVEL OPTION (OPTION 1): the Amount Insured will equal the greater of the Stated Amount or the Minimum Amount Insured.



     - VARIABLE OPTION (OPTION 2): the Amount Insured will equal the greater of the Stated Amount of the Policy plus the Cash Value or the Minimum Amount Insured.



POLICY VALUES: As with other types of insurance policies, this Policy can accumulate a Cash Value. The Cash Value of the Policy will increase or decrease to reflect the investment experience of the Investment Options. Monthly charges and any partial surrenders taken will also decrease the Cash Value. There is no minimum guaranteed Cash Value.



     - ACCESS TO POLICY VALUES: You may borrow up to 100% of your Policy's Cash Surrender Value. After year 15, the Company offers zero net cost loans. (See "Policy Loans" for loan impact on coverage and policy values.)



You may cancel all or a portion of your Policy while either of the Insureds are living and receive all or a portion of the Cash Surrender Value. Depending on the amount of time the Policy has been in force, there may be a charge for the partial or full surrender.



TRANSFERS OF POLICY VALUES: You may transfer all or a portion of your Cash Value among the Investment Options. You may do this by writing to the Company or calling 1-800-334-4298.



You can use automated transfers to take advantage of dollar cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred from a relatively conservative Investment Option to a more aggressive one, or to several others.



LAPSE PROTECTION GUARANTEE RIDER: This Rider allows for your Policy to remain in effect for the first ten Policy Years, regardless of the performance of the Investment Options that you select. You must pay at least the cumulative Monthly Lapse Protection Premium displayed on your Policy's Summary page. Any loans or partial surrenders are deducted from premium paid to determine if the Lapse Protection Premium Requirement has been met.



GRACE PERIOD: If the Cash Surrender Value of your Policy becomes less than the amount needed to pay the Monthly Deduction Amount, and the Lapse Protection Guarantee Rider is not in effect, you will have 61 days to pay a premium to cover the Monthly Deduction Amount. If the premium is not paid, your Policy will lapse.



EXCHANGE RIGHTS: During the first two Policy Years, you can exchange this Policy for one that provides benefits that do not vary with the investment return of the Investment Options.



TAX CONSEQUENCES: Currently, the federal tax law excludes all Death Benefit payments from the gross income of the Beneficiary. At any point in time, the Policy may become a modified endowment contract ("MEC"). A MEC has an income-first taxation of all loans, pledges, collateral assignments or partial surrenders. A 10% penalty tax may be imposed on such income distributed before the older Policy Owner attains age 59 1/2. The Company has established safeguards for monitoring whether a Policy may become a MEC.



CHARGES AND DEDUCTIONS: Your Policy is subject to charges, which compensate the Company for administering and distributing the Policy, as well as paying Policy benefits and assuming related risks. These charges are summarized below, and explained in detail under "Charges and Deductions."

     POLICY CHARGES:



     - SALES AND PREMIUM TAX CHARGES -- A sales charge and a premium tax charge are applied to each premium based on the size of your Policy. The charges are banded by Stated Amount as follows:



                                                                          TOTAL
         STATED                       SALES              PREMIUM         PREMIUM
         AMOUNT                      CHARGE                TAX           EXPENSE
         ------                      ------              -------         -------
   less than $500,000                 2.5%                2.5%            5.0%
  $500,000 to $999,999                2.0%                2.5%            4.5%
$1,000,000 to $4,999,999               0%                 2.5%            2.5%
  $5,000,000 and over                  0%                   0%              0%



     This charge pays some distribution expenses and state and local premium taxes. Where prohibited by state law, premium taxes will not be charged.



     - MONTHLY DEDUCTION -- deductions taken from the value of your Policy each month to cover cost of insurance charges, administrative expense charges and charges for optional benefits.



     - SURRENDER CHARGE -- applies if you surrender your Policy for all or a portion of its Cash Value or the Policy lapses, during the first 15 years and for 15 years after an increase in coverage. The surrender charge consists of a per thousand of stated amount charge.



     ASSET-BASED CHARGES:



     - MORTALITY AND EXPENSE RISK CHARGE -- applies to the assets of the Investment Options on a daily basis which equals an annual rate of .80% for the first fifteen years and .35% thereafter.



     - ADMINISTRATIVE EXPENSE CHARGE -- applies to the assets of the Investment Options on a daily basis which equals an annual rate of .10% for the first fifteen years and 0% thereafter.



     - UNDERLYING FUND FEES -- the separate account purchases shares of the Underlying Funds on a net asset value basis. The shares purchased already reflect the deduction of investment advisory fees and other expenses. These are summarized in the chart below.



UNDERLYING FUND FEES




                                                   MANAGEMENT           OTHER             TOTAL
                                                       FEE            EXPENSES          EXPENSES
                                                 (AFTER EXPENSE    (AFTER EXPENSE    (AFTER EXPENSE
                   FUND NAME                     REIMBURSEMENTS)   REIMBURSEMENTS)   REIMBURSEMENTS)
Capital Appreciation Fund                            0.75%             0.10%              0.85%


----------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund                             0.25%             0.01%              0.26%


----------------------------------------------------------------------------------------------------
Managed Assets Trust                                 0.50%             0.10%              0.60%


----------------------------------------------------------------------------------------------------
Money Market Portfolio(1)                            0.32%             0.08%              0.40%


----------------------------------------------------------------------------------------------------
BT INSURANCE FUNDS TRUST:


----------------------------------------------------------------------------------------------------
Bankers Trust EAFE Index Fund(2)                     0.11%             0.54%              0.65%


----------------------------------------------------------------------------------------------------
Bankers Trust Small Cap Index Fund(2)                0.05%             0.40%              0.45%


----------------------------------------------------------------------------------------------------
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND:


----------------------------------------------------------------------------------------------------
VIP Equity Income Portfolio(3)                       0.49%             0.08%              0.57%


----------------------------------------------------------------------------------------------------
VIP Growth Portfolio(3)                              0.59%             0.07%              0.66%


----------------------------------------------------------------------------------------------------
VIP High Income Portfolio                            0.58%             0.12%              0.70%


----------------------------------------------------------------------------------------------------


                                                   MANAGEMENT           OTHER             TOTAL
                                                       FEE            EXPENSES          EXPENSES
                                                 (AFTER EXPENSE    (AFTER EXPENSE    (AFTER EXPENSE
                   FUND NAME                     REIMBURSEMENTS)   REIMBURSEMENTS)   REIMBURSEMENTS)
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II:


----------------------------------------------------------------------------------------------------
VIP II Asset Manager Portfolio(3)                    0.54%             0.09%              0.63%


----------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND:


----------------------------------------------------------------------------------------------------
Equity Index Portfolio(4)                            0.21%             0.09%              0.30%


----------------------------------------------------------------------------------------------------
Total Return Portfolio                               0.75%             0.04%              0.79%


----------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND, INC.:


----------------------------------------------------------------------------------------------------
AIM Capital Appreciation Portfolio(5)                0.80%             0.05%              0.85%


----------------------------------------------------------------------------------------------------
Alliance Growth Portfolio(5)                         0.80%             0.02%              0.82%


----------------------------------------------------------------------------------------------------
MFS Total Return Portfolio(5)                        0.80%             0.04%              0.84%


----------------------------------------------------------------------------------------------------
Putnam Diversified Income Portfolio(5)               0.75%             0.12%              0.87%


----------------------------------------------------------------------------------------------------
Smith Barney High Income Portfolio(5)                0.60%             0.07%              0.67%


----------------------------------------------------------------------------------------------------
Smith Barney Large Cap Value Portfolio(5)            0.65%             0.03%              0.68%


----------------------------------------------------------------------------------------------------
TRAVELERS SERIES TRUST:


----------------------------------------------------------------------------------------------------
Travelers U.S. Government Securities Portfolio       0.32%             0.13%              0.45%


----------------------------------------------------------------------------------------------------
Utilities Portfolio                                  0.65%             0.15%              0.80%


----------------------------------------------------------------------------------------------------
Zero Coupon Bond Fund Portfolio (Series
  2000)(6)                                           0.10%             0.05%              0.15%


----------------------------------------------------------------------------------------------------
Zero Coupon Bond Fund Portfolio (Series
  2005)(6)                                           0.10%             0.05%              0.15%


----------------------------------------------------------------------------------------------------



(1) Other Expenses have been restated to reflect the current expense reimbursement arrangement with The Travelers Insurance Company. Travelers has agreed to reimburse the Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.40%. Without such arrangement, Total Expenses would have been 0.65% for the Travelers Money Market Portfolio.



(2) These fees reflect an expense reimbursement arrangement whereby the adviser has agreed to reimburse the funds an amount based on the weighted average between the management fee and other expenses. Without such arrangement, the Management Fee and Other Expenses for the Bankers Trust EAFE Index Portfolio and Small Cap Index Portfolio, would have been 0.45% and 1.21%, and 0.35% and 1.23%, respectively.



(3) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds, or FMR on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances were used to reduce custodian expenses. Without these reductions, the Total Annual Operating Expenses presented in this table would have been 0.64% for VIP II Asset Manager Portfolio, 0.58% for VIP Equity Income Portfolio, and 0.68% for VIP Growth Portfolio.



(4) Other expenses for the Equity Index Portfolio have been restated to reflect the current expense reimbursement arrangement whereby the adviser has agreed to reimburse the Portfolio for the amount by which expenses exceed 0.30%. Without such arrangement, Total Annual Operating Expenses would have been 0.42%. In addition, the Portfolio Management Fee includes 0.06% for fund administration. Class 2 of this fund has a distribution plan or "Rule 12b-1 plan".



(5) Expenses are as of October 31, 1998 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 1998.



(6) For the year ended December 31, 1998, Travelers reimbursed the Series 2000 and Series 2005 Fund for $35,705, and $38,063 in expenses, respectively. Because such expenses were reimbursed, the actual expense ratios were 0.15% for each period shown.

                              GENERAL DESCRIPTION

--------------------------------------------------------------------------------


This prospectus describes a flexible premium variable survivorship life insurance policy offered by The Travelers Insurance Company. It provides life insurance protection on two lives (the insureds), and pays policy proceeds when the last of the two insureds dies while the policy is in effect. The policy offers:



     - Flexible premium payments (you select the timing and amount of the premium)



     - A selection of investment options



     - A choice of two death benefit options



     - Loans and partial withdrawal privileges



     - The ability to increase or decrease the Policy's stated amount of insurance



     - Additional benefits through the use of optional riders



This Policy is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, Cash Values and other features traditionally associated with life insurance. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured, and Death Benefit may increase or decrease depending on the investment experience of the Investment Options chosen.



THE APPLICATION. In order to become a policy owner, you must submit an application with information about the two proposed insureds. The insureds must provide evidence of insurability. On the application, you will also indicate:



     - the amount of insurance desired (the "stated amount"); minimum of
       $100,000



     - your choice of the two death benefit options



     - the beneficiary(ies), and whether or not the beneficiary is irrevocable



     - your choice of investment options.



Our underwriting staff will review the application, and, if approved, we will issue the Policy.



                              HOW THE POLICY WORKS

--------------------------------------------------------------------------------


You make premium payments and direct them to one or more of the available investment options. The policy's cash value will increase or decrease depending on the performance of the investment options you select. In the case of death benefit option 2, the death benefit will also vary based on the investment options' performance.



If your Policy is in effect when the last of the two insureds dies, we will pay your beneficiary the death benefit plus any additional rider death benefit (less any outstanding loan account balance and any monthly deduction amount due but not paid). Your policy will stay in effect as long as the policy's cash surrender value can pay the policy's monthly charges.



Your Policy becomes effective once our underwriting staff has approved the application and once the first premium payment has been made. The Policy Date is the date we use to determine all future transactions on the policy, for example, the deduction dates, policy months, policy years. The Policy Date may be before or the same date as the Issue Date (the date the policy was issued). During the underwriting period, any premium paid will be held in a non-interest bearing account.



APPLYING PREMIUM PAYMENTS



We apply the first premium on the later of the Policy Date or the date we receive it at our Home Office. During the Right to Cancel Period, we allocate net premiums to the Money Market

Portfolio. At the end of the Right to Cancel Period, we direct the net premiums to the investment option(s) selected on the application, unless you give us other directions.



The investment options are segments of the separate account. They correspond to underlying funds with the same names. The available investment options are listed below.



We credit your policy with accumulation units of the investment option(s) you have selected. We calculate the number of accumulation units by dividing your net premium payment by each investment option's accumulation unit value computed after we receive your payment.



                             THE INVESTMENT OPTIONS

--------------------------------------------------------------------------------


The Investment Options currently available under Fund UL are listed below. There is no assurance that an Investment Option will achieve its stated objectives. We may, add, withdraw or substitute Investment Options from time to time. Any changes will comply with applicable state and federal laws. We would notify you before making such a change. For more detailed information on the investment advisers and their services and fees, please refer to the Investment Options prospectuses which are included with and must accompany this prospectus. Please read carefully the complete risk disclosure in each Portfolio's prospectus before investing.





     INVESTMENT OPTION                   INVESTMENT OBJECTIVE             INVESTMENT ADVISER/SUBADVISER
     -----------------                   --------------------             -----------------------------
Capital Appreciation Fund     Seeks growth of capital through the use of  Travelers Asset Management common stocks. Income is not an objective.  International Corporation
                              The Fund invests principally in common      ("TAMIC")
                              stocks of small to large companies which    Subadviser: Janus Capital
                              are expected to experience wide             Corp.
                              fluctuations in price in both rising and
                              declining markets.
Dreyfus Stock Index Fund      Seeks to provide investment results that    Mellon Equity
                              correspond to the price and yield perform-
                              ance of publicly traded common stocks in
                              the aggregate, as represented by the Stan-
                              dard & Poor's 500 Composite Stock Price
                              Index.
Managed Assets Trust          Seeks high total investment return through  TAMIC
                              a fully managed investment policy in a      Subadviser: Travelers Invest-
                              portfolio of equity, debt and convertible   ment Management Company
                              securities.                                 ("TIMCO")
Money Market Portfolio        Seeks high current income from short-term   TAMIC
                              money market instruments while preserving
                              capital and maintaining a high degree of
                              liquidity.
BT INSURANCE FUNDS TRUST
EAFE Index Fund               Seeks to replicate, before deduction of     Bankers Trust Global Invest-
                              expenses, the total return performance of   ment Management
                              the EAFE index.
Small Cap Index Fund          Seeks to replicate, before deduction of     Bankers Trust Global Invest-
                              expenses, the total return performance of   ment Management
                              the Russell 2000 index.
FIDELITY'S VARIABLE INSURANCE
  PRODUCTS FUND
VIP Equity-Income Portfolio   Seeks reasonable income by investing pri-   Fidelity Management &
                              marily in income-producing equity securi-   Research Company
                              ties; in choosing these securities, the
                              portfolio manager will also consider the
                              potential for capital appreciation.

     INVESTMENT OPTION                   INVESTMENT OBJECTIVE             INVESTMENT ADVISER/SUBADVISER
     -----------------                   --------------------             -----------------------------
VIP Growth Portfolio          Seeks capital appreciation by purchasing    Fidelity Management &
                              common stocks of well-known, established    Research Company
                              companies, and small emerging growth com-
                              panies, although its investments are not
                              restricted to any one type of security.
                              Capital appreciation may also be found in
                              other types of securities, including bonds
                              and preferred stocks.
VIP High Income Portfolio     Seeks to obtain a high level of current     Fidelity Management &
                              income by investing primarily in high       Research Company
                              yielding, lower-rated, fixed-income
                              securities, while also considering growth
                              of capital.
FIDELITY'S VARIABLE INSURANCE
  PRODUCTS FUND II
VIP II Asset Manager          Seeks high total return with reduced risk   Fidelity Management &
Portfolio                     over the long-term by allocating its        Research Company
                              assets among stocks, bonds and short-term
                              fixed-income instruments.
GREENWICH STREET
  SERIES FUND
Total Return Portfolio        An equity portfolio that seeks to provide   SSBC Fund Management Inc.
                              total return, consisting of long-term       ("SSBC")
                              capital appreciation and income. The
                              Portfolio will invest primarily in a
                              diversified portfolio of dividend-paying
                              common stocks.
Equity Index Portfolio        Seeks to replicate, before deduction of     TIMCO
                              expenses, the total return performance of
                              the S&P 500 index.
TRAVELERS SERIES FUND, INC.
AIM Capital Appreciation      Seeks capital appreciation by investing     Travelers Investment Adviser
Portfolio                     principally in common stock, with emphasis  ("TIA")
                              on medium-sized and smaller emerging        Subadviser: AIM Capital Man-
                              growth companies.                           agement Inc.
Alliance Growth Portfolio     Seeks long-term growth of capital by        TIA
                              investing predominantly in equity           Subadviser: Alliance Capital
                              securities of companies with a favorable    Management L.P.
                              outlook for earnings and whose rate of
                              growth is expected to exceed that of the
                              U.S. economy over time. Current income is
                              only an incidental consideration.
MFS Total Return Portfolio    Seeks to obtain above-average income        TIA
                              (compared to a portfolio entirely invested  Subadviser: MFS in equity securities) consistent with the
                              prudent employment of capital. Generally,
                              at least 40% of the Portfolio's assets
                              will be invested in equity securities.
Putnam Diversified Income     Seeks high current income consistent with   TIA
Portfolio                     preservation of capital by allocating its   Subadviser: Putnam Invest-
                              investments among the following three sec-  ment Management, Inc.
                              tors of the fixed-income securities
                              markets, a U.S. Government Sector, a High
                              Yield Sector, and an International Sector.

     INVESTMENT OPTION                   INVESTMENT OBJECTIVE             INVESTMENT ADVISER/SUBADVISER
     -----------------                   --------------------             -----------------------------
Smith Barney High Income      Seeks high current income. Capital          SSBC
Portfolio                     appreciation is a secondary objective. The
                              Portfolio will invest at least 65% of its
                              assets in high-yielding corporate debt
                              obligations and preferred stock.
Smith Barney Large Cap Value  Seeks current income and long-term growth   SSBC
Portfolio                     of income and capital by investing
                              primarily, but not exclusively, in common
                              stocks.
TRAVELERS SERIES TRUST
U.S. Government Securities    Seeks to select investments from the point  TAMIC
Portfolio                     of view of an investor concerned primarily
                              with highest credit quality, current
                              income and total return. The assets of the
                              U.S. Government Securities Portfolio will
                              be invested in direct obligations of the
                              United States, its agencies and
                              instrumentalities.
Utilities Portfolio           Seeks to provide current income by invest-  SSBC
                              ing in equity and debt securities of
                              companies in the utility industries.
Zero Coupon Bond Fund         Seeks to provide as high an investment      TAMIC
Portfolio (Series 2000 and    return as consistent with the preservation
Series 2005)                  of capital investing in primarily zero
                              coupon securities that pay cash income but
                              are acquired by the Portfolio at
                              substantial discounts from their values at
                              maturity. The Zero Coupon Bond Fund
                              Portfolios may not be appropriate for
                              Policy Owners who do not plan to have
                              their premiums invested in shares of the
                              Portfolios for the long term or until
                              maturity.



                           POLICY BENEFITS AND RIGHTS

--------------------------------------------------------------------------------


TRANSFERS OF CASH VALUE



As long as the Policy remains in effect, you may make transfers of Cash Value between Investment Options. We reserve the right to restrict the number of free transfers to four times in any Policy Year and to charge $10 for each additional transfer; however, we do not currently charge for transfers.



We calculate the number of Accumulation Units involved using the Accumulation Unit Values we determine at the end of the business day on which we receive the request.



TELEPHONE TRANSFERS. The Policy Owner may make the request in writing by mailing such request to the Company at its Home Office, or by telephone (if an authorization form is on file) by calling 1-800-334-4298. The Company will take reasonable steps to ensure that telephone transfer requests are genuine. These steps may include seeking proper authorization and identification prior to processing telephone requests. Additionally, the Company will confirm telephone transfers. Any failure to take such measures may result in the Company's liability for any losses due to fraudulent telephone transfer requests.

AUTOMATED TRANSFERS



DOLLAR-COST AVERAGING. You may establish automated transfers of Policy Values on a monthly or quarterly basis from any Investment Option(s) to any other Investment Option(s) through written request or other method acceptable to the Company. You must have a minimum total Policy Value of $1,000 to enroll in the Dollar-Cost Averaging program. The minimum total automated transfer amount is $100.



You may start or stop participation in the Dollar-Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Policy. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.



Before transferring any part of the Policy Value, Policy Owners should consider the risks involved in switching between investments available under this Policy. Dollar-cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.



PORTFOLIO REBALANCING. You may elect to have the Company periodically reallocate values in your policy to match your original (or your latest) funding option allocation request.



LAPSE AND REINSTATEMENT



Except as described under "Lapse Protection Guarantee," the Policy will remain in effect until the Cash Surrender Value of the Policy can no longer cover the Monthly Deduction Amount. If this happens, we will notify you in writing that if the amount shown in the notice is not paid within 61 days (the "Grace Period"), the Policy may lapse. The amount shown will be enough to pay the deduction amount due. The Policy will continue through the Grace Period, but if no payment is received by us, it will terminate at the end of the Grace Period. If the last of the two Insureds dies during the Grace Period, the Death Benefit payable will be reduced by the Monthly Deduction Amount due plus the amount of any outstanding loan. (See "Death Benefit," below.)



If the Policy lapses, you may reinstate the Policy by paying the reinstatement premium (and any applicable charges) stated in the lapse notice. You may request reinstatement within three years of lapse (unless a different period is required under applicable state law). Upon reinstatement, the Policy's Cash Value will equal the Net Premium plus any cash value as of the date of the lapse. In addition, we reserve the right to require satisfactory evidence of insurability of both Insureds.



LAPSE PROTECTION GUARANTEE RIDER



You may elect to have a Lapse Protection Guarantee Rider added to the Policy. It is available only with Death Benefit Option 1 and may not be available in all jurisdictions. The Rider provides that if, during the first ten Policy Years, the total premiums paid, less any Loan Account Value or partial surrenders, equals or exceeds the cumulative Monthly Coverage Protection Premium shown in the Policy, a Lapse Protection Guarantee will apply. With this rider, the Policy will not lapse on a monthly deduction day even if the Cash Surrender Value is not enough to cover the Monthly Deduction Amount due, provided the following monthly deduction day is within the first ten Policy Years.



The Monthly Coverage Protection Premium will change to reflect any increases you make to the Stated Amount or changes to supplemental benefit riders under the Policy. If you make a change, we will send you an updated Monthly Coverage Protection Premium that must be met until the ten-year period expires. The rider will be cancelled if you switch to Death Benefit Option 2.

EXCHANGE RIGHTS



Once the Policy is in effect, you may exchange during the first 24 months for a general account survivorship life insurance policy issued by the Company (or an affiliated company) on the lives of the Insureds. Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. You have the right to select the same Death Benefit or Net Amount At Risk as the former Policy at the time of exchange. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding Policy loan must be repaid before we will make an exchange. In addition, there may be an adjustment for the difference in Cash Value between the two Policies.



RIGHT TO CANCEL



An Applicant may cancel the Policy by returning it via mail or personal delivery to the Company or to the agent who sold the Policy. The Policy must be returned by the latest of



     (1) 10 days after delivery of the Policy to the Policy Owner,



     (2) 45 days of completion of the Policy application, or



     (3) 10 days after the Notice of Right to Cancel has been mailed or delivered to the Applicant whichever is latest



(or later if required by state law).



We will refund the greater of all premium payments paid (less any loan account value), or the sum of (1) the difference between the premium paid, including any fees or charges, and the amounts allocated to the Investment Option(s), (2) the value of the amounts allocated to the Investment Option(s) on the date on which the Company receives the returned Policy, (3) any fees and other charges imposed on amounts allocated to the Investment Option(s) and (4) any loan account value. We will make the refund within seven days after we receive your returned policy.



                             ACCESS TO CASH VALUES

--------------------------------------------------------------------------------


POLICY LOANS



You may borrow up to 100% of the Policy's Cash Surrender Value. This amount will be determined on the day we receive the written loan request. The loan request must be at least $500 (unless state law requires a different minimum). We will make the loan within seven days of our receipt of the written loan request.



If you have a loan outstanding and request a second loan, we will add the amount of the outstanding loan to the loan request. We charge interest on the outstanding amount of the loan(s), and you must pay this interest in advance. During the first fifteen Policy Years, the full Loan Account Value will be charged an annual interest rate of 7.4%; thereafter 3.85% will be charged.



We will transfer the amount of the loan from each Investment Option on a pro rata basis, as of the date the loan is made. We transfer the loan amount to the Loan Account, and credit the Loan Account with a fixed annual rate of 4% (6% in New York and Massachusetts). Amounts held in the Loan Account will not be affected by the investment performance of the Investment Options. As you repay the loan, we deduct the amount of the loan repayment from the Loan Account and reallocate the payments among the Investment Options according to your current instructions. You may repay all or any part of a loan secured by the Policy while the Policy is still in effect.



CONSEQUENCES. Your Cash Surrender Value is reduced by the amount of any outstanding loan(s). If a loan is not repaid, it permanently decreases the Cash Surrender Value, which could cause the Policy to lapse. Additionally, the Death Benefit payable will be decreased by the value of any outstanding loan. Also, even if a loan is repaid, the Death Benefit and Cash Surrender Value may be permanently affected since you do not receive any investment experience on the outstanding loan amount held in the Loan Account.



POLICY SURRENDERS



You may withdraw all or a portion of the Cash Value from the Policy on any day that the Company is open for business.



FULL SURRENDERS. As long as the Policy is in effect, you may surrender the Policy and receive its Cash Surrender Value. (You may request a surrender without the beneficiary's consent provided the beneficiary has not been designated "irrevocable." If so, you will need the beneficiary's consent.) The Cash Surrender Value will be determined as of the date we receive the written request at our Home Office. The Cash Surrender Value is the Cash Value, minus any outstanding Policy loans, and any surrender charge.



For full surrenders, we will pay you within seven days after we receive the request, or on the date you specify, whichever is later. The Policy will terminate on the date we receive your written surrender request (or the date you specified, if later).



PARTIAL WITHDRAWALS. You may request a partial withdrawal from the Policy. The amount paid to you will be the net amount requested. We will deduct the net amount surrendered plus any applicable surrender charge pro rata from all Investment Options, unless you give us other written instructions.



In addition to reducing the Policy's Cash Value, partial withdrawals will reduce the Death Benefit payable under the Policy. Under Option 1, the Policy's Stated Amount will be reduced by the withdrawal amount. Under Option 2, the Policy's Cash Value, which is part of the Death Benefit, will be reduced by the withdrawal amount. We may require you to return the Policy to record this reduction.



                                 DEATH BENEFIT

--------------------------------------------------------------------------------


The Death Benefit under the Policy is the amount paid to the Beneficiary upon the second death of the two Insureds. The Death Benefit will be reduced by any outstanding charges, fees and Policy loans. All or part of the Death Benefit may be paid in cash or applied to one or more of the payment options described in the following pages.



You may elect one of two Death Benefit options. As long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will be at least the current Stated Amount of the Policy less any outstanding Policy loan and unpaid Deduction Amount. The Death Benefit under either option may vary with the Cash Value of the Policy. Under Option 1 (the "Level Option"), the Death Benefit will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Cash Value (the "Minimum Amount Insured"). Under Option 2 (the "Variable Option"), the Death Benefit will be equal to the Stated Amount of the Policy plus the Cash Value (determined as of the date of the last Insured's death) or, if greater, the Minimum Amount Insured.



The Minimum Amount Insured is the amount required to qualify the Policy as a life insurance Policy under the current federal tax law. Under that law, the Minimum Amount Insured equals a stated percentage of the Policy's Cash Value determined as of the first day of each Policy Month. The percentages differ according to the attained age of the younger Insured. The Minimum Amount Insured is set forth in the Policy and may change as federal income tax laws or regulations change. The following is a schedule of the applicable percentages. For attained ages not shown, the applicable percentages will decrease evenly:



ATTAINED AGE OF
YOUNGER INSURED            PERCENTAGE
---------------            ----------
     0-40                     250
       45                     215
       50                     185
       55                     150
       60                     130
       65                     120
       70                     115
       75                     105
       95+                    100



Federal tax law imposes another cash funding limitation on cash value life insurance Policies that may increase the Minimum Amount Insured shown above. This limitation, known as the "guideline premium limitation," generally applies during the early years of variable universal life insurance Policies.



The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under Death Benefit Option 1. The examples assume two Insureds, both age 40, a Minimum Amount Insured of 250% of Cash Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy loan.



OPTION 1 -- LEVEL DEATH BENEFIT



In the following examples of an Option 1 Level Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $100,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).



EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit in the Policy is the greater of the Stated Amount ($100,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $100,000.



EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 since the Death Benefit is the greater of the Stated Amount ($100,000) or the Minimum Amount Insured ($150,000).



OPTION 2 -- VARIABLE DEATH BENEFIT



In the following examples of an Option 2 Variable Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Cash Value of the Policy (determined on the date of the second Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).



EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($110,000) would be equal to the Stated Amount ($100,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.



EXAMPLE TWO. If the Cash Value of the Policy equals $100,000, then the Minimum Amount Insured would be $250,000 ($100,000 x 250%). The resulting Death Benefit would be $250,000 because the Minimum Amount Insured ($250,000) is greater than the Stated Amount plus the Cash Value ($100,000 + $100,000 = $200,000).

PAYMENT OF PROCEEDS



Death Benefits are payable within seven days after we receive satisfactory proof of the Second Insured's death. The amount of Death Benefit paid may be adjusted to reflect any Policy loan, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. (See "Assignment".) If no beneficiary is living when both Insureds have died, the Death Benefit will be paid to the Policy Owner, if living, otherwise, the Death Benefit will be paid to the Policy Owner's estate.



Subject to state law, if one or both of the Insureds commit suicide within two years following the Issue Date, limits on the amount of Death Benefit paid will apply. (See "Limit on Right to Contest and Suicide Exclusion.") In addition, if the Second Insured dies during the 61-day period after the Company gives notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to meet the Monthly Deduction Amount due against the Cash Value of the Policy, then the Death Benefit actually paid to the Policy Owner's Beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid. (See "Cash Value and Cash Surrender Value," for effects of partial surrenders on Death Benefits.)



PAYMENT OPTIONS



We will pay policy proceeds in a lump sum, unless you or the Beneficiary selects one of the Company's payment options. A combination of options may be used. The minimum amount that may be placed under a payment option is $5,000 unless we consent to a lesser amount. Proceeds applied under an option will no longer be affected by the investment experience of the Investment Options.



     The following payment options are available under the Policy:



     OPTION 1 -- Payments of a Fixed Amount



     OPTION 2 -- Payments for a Fixed Period



     OPTION 3 -- Amounts Held at Interest



     OPTION 4 -- Monthly Life Income



     OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income



     OPTION 6 -- Joint and Survivor Monthly Life Income-Two-thirds to Survivor



     OPTION 7 -- Joint and Last Survivor Monthly Life Income-Monthly Payment
                 Reduces on Death of First Person Named



     OPTION 8 -- Other Options



We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.



                               MATURITY BENEFITS

--------------------------------------------------------------------------------


The following riders may not be available in all jurisdictions.



MATURITY EXTENSION RIDER



If at least one Insured is living on the Maturity Date, the Company will pay you the Policy's Cash Value, less any outstanding Policy loan or unpaid Deduction Amount. You must surrender the Policy to us before we make a payment, at which point the Policy will terminate and we will have no further obligations under the Policy.

When the younger Insured reaches age 99, and at any time during the twelve months thereafter, you may request that coverage be extended beyond the Maturity Date (the "Maturity Extension Benefit"). This Maturity Extension Benefit may not be available in all jurisdictions. If we receive such a request before the Maturity Date, the Policy will continue until the earlier of the last Insured's death or the date on which you request that the Policy terminate. When the Maturity Extension Benefit ends, a Death Benefit consisting of the Cash Value less any Loan Account Value will be paid. The Death Benefit is based on the experience of the Investment Options selected and is not guaranteed. After the Maturity Date, periodic Deduction Amounts will no longer be charged against the Cash Value and additional premiums will not be accepted.



We intend that the Policy and the Maturity Extension Rider will be considered life insurance for tax purposes. The Death Benefit is designed to comply with
Section 7702 of the Internal Revenue Code of 1986, as amended, or other equivalent section of the Code. However, the Company does not give tax advice, and cannot guarantee that the Death Benefit and Cash Value will be exempt from any future tax liability. The tax results of any benefits under the Maturity Extension provision depend upon interpretation of the Internal Revenue Code. You should consult your own personal tax adviser prior to the exercise of the Maturity Extension Rider to assess any potential tax liability.



COVERAGE EXTENSION RIDER



The Coverage Extension rider allows coverage to be extended beyond the maturity date as long as there is cash value in the contract. Upon request from the owner, the Company will continue to keep the Policy in force until the death of both Insureds or request for payment of the full cash surrender value, as defined by this rider, prior to the last death of both Insureds. The death benefit will equal the amount insured, less any outstanding loans. It can be selected only from the policy anniversary when the younger Insured is age 99 to maturity date. Any monthly deduction amounts due must be paid upon maturity for this rider to take effect. There is no charge for this rider, however, the rider is available only if each Insured's issue age is 80 or less.



                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------


CHARGES AGAINST PREMIUM



FRONT-END SALES CHARGE. When we receive a Premium Payment, and before allocation of the payment among the Investment Options, we deduct a front-end sales charge. For Stated Amounts less than $500,000, the charge is 2.5%. For Stated Amounts from $500,000 to $999,999, the charge is 2.0%, and for Stated Amounts of $1,000,000 or greater, there is no front-end sales charge. Additional charges may be assessed upon any full or partial surrender. (See "Surrender Charges.")



Sales charges are intended to cover the Company's actual sales expenses, including agent sales commissions, advertising and the printing of the prospectuses. The Company expects to recover the sales expenses of a Policy. To the extent sales expenses are not covered by the sales charges, the Company will recover such expenses from its surplus. This surplus may include profit from the mortality and expense risk charge.



STATE PREMIUM TAX CHARGE. A charge of 2.5% of each premium payment will be deducted for state premium taxes (except for Policies issued in the Commonwealth of Puerto Rico and in Oregon where no premium tax is deducted). These taxes vary from state to state and currently range from 0.75% to 3.5%; 2.5% is an average. Because there is a range of premium taxes, a Policy Owner may pay a premium tax charge that is higher or lower than the premium tax actually assessed in his or her jurisdiction. For Policies with a Stated Amount of $5,000,000 or more, there is no premium tax deduction.



The Company also reserves the right to charge the assets of each Investment Option for a reserve for any income taxes payable by the Company on the assets attributable to that Investment Option. (See "Federal Tax Considerations.")

MONTHLY DEDUCTION AMOUNT



We will deduct a Monthly Deduction Amount to cover certain charges and expenses incurred in connection with the Policy. The Monthly Deduction Amount is deducted pro rata from each of the Investment Options values attributable to the Policy. The amount is deducted on the first day of each Policy Month (the "Deduction Date"), beginning on the Policy Date. The dollar amount of the Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of the Cost of Insurance Charge, Policy Administrative Expense Charge, and Charges for any Supplemental Benefit Provisions. These are described below:



COST OF INSURANCE CHARGE. The amount of the Cost of Insurance deduction depends on of the amount of insurance coverage on the date of the deduction and the current cost per dollar for insurance coverage. The cost per dollar of insurance coverage varies annually and is based on age, sex and risk class of the Insureds.



POLICY ADMINISTRATIVE EXPENSE CHARGE. For the first three Policy Years, an administrative charge is deducted monthly from the Policy's Cash Value. This charge also applies to increases in the Stated Amount (excluding increases due to the scheduled increase option rider and increases in Stated Amounts due to Death Benefit Option changes). This charge is used to cover expenses associated with issuing the Policy. The amount charged varies by issue age and will be stated in the Policy. Additionally, there is a monthly $10 charge until the Maturity Date which is used to cover expenses associated with maintaining the policy.



CHARGES FOR SUPPLEMENTAL BENEFIT PROVISIONS. The Company will include a supplemental benefits charge in the Monthly Deduction Amount if you have elected any supplemental benefit provision. The amount of this charge will vary depending upon the actual supplemental benefits selected.



CHARGES AGAINST THE SEPARATE ACCOUNT



MORTALITY AND EXPENSE RISK CHARGE. We deduct a daily charge for mortality and expense risks. This charge is at an annual rate of 0.80% for the first fifteen
(15) Policy Years, and 0.35% thereafter. The mortality risk assumed is that the cost of insurance charge specified in the Policy may not be enough to meet actual claims. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set forth in the Policy.



ADMINISTRATIVE EXPENSE CHARGE. We deduct a daily charge for administrative expenses incurred by the Company. The charge equals on an annual basis 0.10% of the amounts in the Investment Options for the first fifteen (15) Policy Years and 0% thereafter.



UNDERLYING FUND EXPENSES



When you allocate money to the Investment Options, the Separate Account purchases shares of the corresponding Underlying Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted. The investment advisory fees and other expenses paid by each of the underlying Mutual Funds are described in the individual fund prospectuses. These are not direct charges under the Policy; they are indirect because they affect each Investment Option's accumulation unit value.



SURRENDER CHARGES



A contingent surrender charge may apply under the Policy. The charge, calculated as a Per Thousand of Stated Amount Charge equals a specified amount for each $1,000 of Stated Amount. The maximum surrender charge is included in each Policy. The charges are in compliance with each state's nonforfeiture law. These surrender charges apply during the first 15 Policy Years (or the first 15 years following an increase in Stated Amount other than an increase due to a scheduled increase option rider or a change in Death Benefit option). The charge applies to a full or partial surrender of the Policy.

The Per Thousand of Stated Amount Charge varies by original issue ages, sexes and smoker/ nonsmoker status, and increases with the issue ages of the Insureds.



The charge decreases by 1/15 (approximately 6.6%) each year over the fifteen-year period. For example, for a 45-year old male nonsmoker and a 45-year-old female nonsmoker with a Stated Amount of $150,000, the charge in the first year is $13.58 for each $1,000 of Stated Amount, or $2,037.00. The charge decreases 1/15, or approximately $.91, each year, so in the fifth year, it is $9.96 for each $1,000 of Stated Amount, or $1,494; in the fifteenth year, it is $.91 for each $1,000, or $136.50.



This charge is designed to compensate the Company for administrative expenses not covered by other administrative charges. This charge may be reduced or eliminated when sales are made under certain arrangements. (See "Reduction or Elimination of Sales Charges and Administrative Charges" below.) The Per Thousand of Stated Amount surrender charges vary by issue age and will be stated in the Policy.



TRANSFER CHARGE



There is currently no charge for transfers between Investment Options. We reserve the right to limit free transfers of Cash Value to four times in any Policy Year, and to charge $10 for any additional transfers.



REDUCTION OR ELIMINATION OF CHARGES



We may offer the Policy in arrangements where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales or surrender charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.



We will not reduce or eliminate the withdrawal charge, mortality and expense risk charge or the administrative charge if the reduction or elimination will be unfairly discriminatory to any person.



                       THE SEPARATE ACCOUNT AND VALUATION

--------------------------------------------------------------------------------


THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE (FUND UL)



The Travelers Fund UL for Variable Life Insurance was established on November 10, 1983 under the insurance laws of the state of Connecticut. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940. A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits. You may access the SEC's website (http://www.sec.gov) to view the entire Registration Statement. This registration does not mean that the SEC supervises the management or the investment practices or policies of the Separate Account.



The assets of Fund UL are invested exclusively in shares of the Investment Options. The operations of Fund UL are also subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Under Connecticut law, the assets of Fund UL will be held for the exclusive benefit of Policy Owners and the persons entitled to payments under the Policy. The assets held in Fund UL are not chargeable with liabilities arising out of any other business which the Company may conduct. Any obligations arising under the Policy are general corporate obligations of the Company.

All investment income of and other distributions to each Investment Option are reinvested in shares of the corresponding underlying fund at net asset value. The income and realized gains or losses on the assets of each Investment Option are separate and are credited to or charged against the Investment Option without regard to income, gains or losses from any other Investment Option or from any other business of the Company. The Company purchases shares of the Fund in connection with premium payments allocated according to the Policy Owners' directions, and redeems Fund shares to meet Policy obligations. We will also make adjustments in reserves, if required. The Investment Options are required to redeem Fund shares at net asset value and to make payment within seven days.



HOW THE CASH VALUE VARIES. We calculate the Policy's Cash Value each day the New York Stock Exchange is open for trading (a "valuation date"). A Policy's Cash Value reflects a number of factors, including Premium Payments, partial withdrawals, loans, Policy charges, and the investment experience of the Investment Option(s) chosen. The Policy's Cash Value on a valuation date equals the sum of all accumulation units for each Investment Option chosen, plus the Loan Account Value.



The Separate Account purchases shares of the underlying funds at net asset value (i.e., without a sales charge). The Separate Account receives all dividends and capital gains distributions from each underlying fund, and reinvests in additional shares of that fund. The Accumulation Unit Value reflects the reinvestment of any dividends or capital gains distributions declared by the underlying fund. The Separate Account will redeem underlying fund shares at their net asset value, to the extent necessary to make payments under the Policy.



In order to determine Cash Value, Cash Surrender Value, policy loans and the number of Accumulation Units to be credited, we use the values calculated as of the close of business on each valuation date we receive the written request, or payment in good order, at our Home Office.



ACCUMULATION UNIT VALUE. Accumulation Units measure the value of the Investment Options. The value for each Investment Option's Accumulation Unit is calculated on each valuation date. The value equals the Accumulation Unit value for the preceding valuation period multiplied by the underlying fund's Net Investment Factor during the next Valuation Period. (For example, to calculate Monday's valuation date price, we would multiply Friday's Accumulation Unit Value by Monday's net investment factor.)



The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option's investment experience.



NET INVESTMENT FACTOR. For each Investment Option, the value of its Accumulation Unit depends on the net rate of return for the corresponding underlying fund. We determine the net rate of return at the end of each Valuation Period (that is, the period of time beginning at the close of the New York Stock Exchange, and ending at its close of business on the next Valuation
Date). The net rate of return reflects the investment performance of the investment option, includes any dividends or capital gains distributed, and is net of the Separate Account charges.

                             CHANGES TO THE POLICY

--------------------------------------------------------------------------------


GENERAL



Once the policy is issued, you may make certain changes. Some of these changes will not require additional underwriting approval; some changes will. Certain requests must be made in writing, as indicated below:



WRITTEN CHANGES REQUIRING UNDERWRITING APPROVAL:



     - increases in the stated amount of insurance;



     - changing the death benefit from Option 1 to Option 2



WRITTEN CHANGES NOT REQUIRING UNDERWRITING APPROVAL:



     - decreases in the stated amount of insurance



     - changing the death benefit from Option 2 to Option 1



     - changes to the way your premiums are allocated (Note: you can also make these changes by telephone)



     - changing the beneficiary (unless irrevocably named)



Written requests for changes should be sent to the Company's Home Office at One Tower Square, Hartford, Connecticut, 06183. The Company's telephone number is
(860) 277-0111.



CHANGES IN STATED AMOUNT



A Policy Owner may request an increase after the first policy year or decrease after the second policy year in the Policy's Stated Amount, provided that the Stated Amount after any decrease may not be less than the minimum amount of $100,000. The request must be made in writing while both Insureds are under age
85. For purposes of determining the cost of insurance charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:



     1) against the most recent increase in the Stated Amount;



     2) to other increases in the reverse order in which they occurred;



     3) to the initial Stated Amount.



A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is includable in the gross income of the Policy Owner.



For increases in the Stated Amount, we may require a new application and evidence of insurability as well as an additional premium payment. The effective date of any increase will be shown on the new Policy Summary which we will send. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application or, if different, the date requested by the Applicant. There is an additional Policy Administrative Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount. There is no additional charge for a decrease in Stated Amount.



CHANGES IN DEATH BENEFIT OPTION



Provided both Insureds are alive, you may change the Death Benefit option from Option 1 to Option 2. If at least one of the Insureds is alive, you may request a change from Option 2 to Option 1. All requests must be made in writing. There is no direct tax consequence of changing a Death Benefit option, except as described under "Tax Treatment of Policy Benefits." However, the change could affect future values of Net Amount At Risk, and with some Option 2 to Option 1 changes involving substantially funded Policies, there may be a cash distribution which is included in your gross income. The cost of insurance charge which is based on the Net Amount At Risk may be different in the future. A change from Option 1 to Option 2 will not be permitted if the change results in a Stated Amount of less than $100,000. Subject to state law, a change from Option 1 to Option 2 is also subject to underwriting. Contact your registered representative for more information.



                          ADDITIONAL POLICY PROVISIONS

--------------------------------------------------------------------------------


ASSIGNMENT



The Policy may be assigned as collateral for a loan or other obligation. The Company is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.



LIMIT ON RIGHT TO CONTEST AND SUICIDE EXCLUSION



The Company may not contest the validity of the Policy after it has been in effect during the lifetime of at least one of the Insureds for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if one or both of the Insured commits suicide during the two-year period following issue, subject to state law, the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender, (ii) the amount of any outstanding Policy loan, and (iii) the amount of any unpaid Deduction Amount due. During the two-year period following an increase, the Death Benefit in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase.



MISSTATEMENT AS TO SEX AND AGE



If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the correct information. A misstatement with regard to sex or age in a substantially funded Policy may cause a cash distribution that is includable in whole or in part in the gross income of the Policy Owner.



VOTING RIGHTS



The Company is the legal owner of the underlying fund shares. However, we believe that when an underlying fund solicits proxies, we are required to obtain from policy owners who have chosen those investment options instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. If we determine that we no longer need to comply with this voting method, we will vote on the shares in our own right.



DISREGARD OF VOTING INSTRUCTIONS



When permitted by state insurance regulatory authorities, we may disregard voting instructions if the instructions would cause a change in the investment objective or policies of the Separate Account or an Investment Option, or if it would cause the approval or disapproval of an investment advisory Policy of an Investment Option. In addition, we may disregard voting instructions in favor of changes in the investment policies or the investment adviser of any Investment Options which are initiated by a Policy Owner if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or if we determine that the change would have an adverse effect on our general account (i.e., if the proposed investment policy for an Investment Option may result in overly speculative or unsound investments.) If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Policy Owners.

                                 OTHER MATTERS

--------------------------------------------------------------------------------


STATEMENTS TO POLICY OWNERS



We will maintain all records relating to the Separate Account and the Investment Options. At least once each Policy Year, we will send you a statement containing the following information:



     - the Stated Amount and the Cash Value of the Policy (indicating the number of Accumulation Units credited to the Policy in each Investment Option and the corresponding Accumulation Unit Value);



     - the date and amount of each premium payment;



     - the date and amount of each Monthly Deduction;



     - the amount of any outstanding Policy loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account;



     - the date and amount of any partial cash surrenders and the amount of any partial surrender charges;



     - the annualized cost of any supplemental benefits purchased under the Policy; and



     - a reconciliation since the last report of any change in Cash Value and Cash Surrender Value.



We will also send any other reports required by any applicable state or federal laws or regulations.



SUSPENSION OF VALUATION



We reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when the SEC determines that disposal of the securities held in the Underlying Funds is not reasonably practicable or the value of the Investment Option's net assets cannot be determined; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.



DIVIDENDS


No dividends will be paid under the Policy.




MIXED AND SHARED FUNDING



It is conceivable that in the future it may not be advantageous for variable life insurance and variable annuity Separate Accounts to invest in the Investment Options simultaneously. This is called mixed funding. Certain funds may be available to variable products of other companies not affiliated with Travelers. This is called "shared funding." Although we -- and the funds -- do not anticipate any disadvantages either to variable life insurance or to variable annuity Policy Owners, the Investment Options' Boards of Directors intend to monitor events to identify any material conflicts that may arise and to determine what action, if any, should be taken. If any of the Investment Options' Boards of Directors conclude that separate mutual funds should be established for variable life insurance and variable annuity Separate Accounts, the Company will bear the attendant expenses, but variable life insurance and variable annuity Policy Owners would no longer have the economies of scale resulting from a larger combined fund. Please consult the prospectuses of the Investment Options for additional information.



DISTRIBUTION



The Company intends to sell the Policies in all jurisdictions where it is licensed to do business and where the Policy is approved. The Policies will be sold by life insurance sales representatives who are registered representatives of the Company or certain other registered broker-dealers. The maximum commission payable by the Company for distribution would be no greater than 50% of the actual premium paid in the first twelve months. Any sales representative or employee will have been qualified to sell variable life insurance Policies under applicable federal and state laws. Each broker/dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

CFBDS, Inc. serves as principal underwriter of the Policies.


LEGAL PROCEEDINGS AND OPINION


There are no pending material legal proceedings affecting the Separate Account.



Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable life contracts under Connecticut law and the validity of the forms of the variable life contracts under Connecticut law, have been reviewed by the General Counsel of the Company.


INDEPENDENT ACCOUNTANTS


Financial statements as of and for the year ended December 31, 1998 of Fund UL, included in the registration statement have been incorporated herein in reliance on the report of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.



The consolidated financial statements of The Travelers Insurance Company and Subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.



                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

GENERAL

The following is a general discussion of the federal income tax considerations relating to the Policies. This discussion is based upon the Company's understanding of the federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person contemplating the purchase of or the exercise of elections under a Policy should seek competent tax advice.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS WHICH MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX ADVISOR SHOULD BE CONSULTED.

THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF ANY POLICY AND THE FOLLOWING TAX DISCUSSION IS BASED ON THE COMPANY'S UNDERSTANDING OF FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED. THE COMPANY CANNOT GUARANTEE THAT THOSE LAWS OR INTERPRETATIONS WILL REMAIN UNCHANGED.

TAX STATUS OF THE POLICY

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. Guidance as to how Section 7702 is to be applied, however, is limited. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, and while proposed regulations and other limited, interim guidance has been issued, final regulations have not been adopted. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed regulations under Section 7702) that such a Policy should meet the Section 7702 definition of a life insurance contract. There is less guidance on the application of the rules with respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk). Thus, it is not clear whether such a Policy would satisfy
Section 7702, particularly if the Policy Owner pays the full amount of premiums permitted under the Policy.

The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

DIVERSIFICATION

Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Investment Options, intends to comply with these requirements. Although the Company does not control the Investment Options, it intends to monitor the investments of the Investment Options to ensure compliance with the diversification requirements prescribed by the Treasury Department.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contract. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income each year. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policy Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the policy owners received the desired tax benefits because they were not owners of separate account assets. For example, a Policy Owner of this Policy has additional flexibility in allocating payments and cash values. These differences could result in the Policy Owner being treated as the owner of the assets of the Separate Account. In addition, the Company does not know what standard will be set forth in the regulations or rulings which the Treasury is expected to issue, nor does the Company know if such guidance will be issued. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary.

In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. The tax consequences of distribution from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." However, whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. Therefore, it is important to check with a tax adviser prior to the purchase of a policy.

MODIFIED ENDOWMENT CONTRACTS

A modified endowment contract is defined under tax law as any policy that satisfies the present legal definition of a life insurance contract but which fails to satisfy a 7-pay test. This failure could occur with contracts entered into after June 21, 1988, or with certain older contracts materially changed after that date. A Section 1035 exchange of an older contract into a contract after that date will not by itself cause the new contract to be a modified endowment contract if the older contract had not become one prior to the exchange. However, the new contract must be re-tested under the 7-pay test rules.

A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun. A decrease to Stated Amount made in the first seven years will cause a retest of the cumulative amount of premiums. Decreases made after the first seven contract years are not considered a material change, provided no other material changes have occurred prior. Tax regulations or other guidance will be needed to fully define those transactions which are material changes. The Company has established safeguards for monitoring whether a contract may become a modified endowment contract.

Loans and partial withdrawals from, as well as collateral assignments of, Policies that are modified endowment contracts will be treated as distributions to the Policy Owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy (the cash value less the Policy Owner's investment in the Policy) immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age
59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.


The Death Benefit of a modified endowment contract remains excludable from the gross income of the Beneficiary to the extent described above in "Tax Treatment of Policy Benefits." Furthermore, no part of the investment growth of the Cash Value of a modified endowment contract is includable in the gross income of the Contract Owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of the contract after age 59 1/2 will have the same tax consequences as noted above in "Tax Treatment of Policy Benefits."


EXCHANGES

Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, the Company believes that any Policy received in exchange for a life insurance contract that is not a modified endowment contract will generally not be treated as a modified endowment contract if the face amount of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. A prospective purchaser should consult a qualified tax advisor before authorizing the exchange of his or her current life insurance contract for a Policy.

AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS

In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or complete surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if the Company or any of its affiliates issues to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income on the Policy for all those Policies will be aggregated and attributed to that distribution.

POLICIES WHICH ARE NOT MODIFIED ENDOWMENT CONTRACTS


Unlike loans from modified endowment contracts, a loan from a Policy that is not a modified endowment contract will be considered indebtedness of the Owner and no part of a loan will constitute income to the Owner. However, the treatment of loans taken after the 15th Policy Year, is unclear; such loans might be considered a withdrawal instead of indebtedness for federal tax purposes.


Pre-death distributions from a Policy that is not a modified endowment contract will generally not be included in gross income to the extent that the amount received does not exceed the Policy Owner's investment in the Policy. (An exception to this general rule may occur in the case of a decrease or change that reduces the benefits provided under a Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policy Owner. Such a cash distribution may be taxed in whole or in part as ordinary income to the extent of any gain in the Policy.) Further, the 10% penalty tax on pre-death distributions does not apply to Policies that are not modified endowment contracts.

Certain changes to Policies that are not modified endowment contracts may cause such Policies to be treated as modified endowment contracts. A Policy Owner should therefore consult a tax advisor before effecting any change to a Policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.

THE COMPANY'S INCOME TAXES


The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains attributable to Fund UL. However, the Company may assess a charge against the Investment Options for federal income taxes attributable to those accounts in the event that the Company incurs income or capital gains or other tax liability attributable to Fund UL under future tax law.



                                  THE COMPANY

--------------------------------------------------------------------------------


The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1864 in Connecticut and has been engaged in the insurance business since that time. The Company writes individual life insurance and individual and group annuity contracts on a non-participating basis, and acts as depositor for the Separate Account assets. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's obligations as depositor for Fund UL may not be transferred without notice to and consent of Policy Owners.



The Company is an indirect wholly owned subsidiary of Citigroup Inc., a financial services holding company. The Company's principal executive offices are located at One Tower Square, Hartford, Connecticut 06183, telephone number
(860) 277-0111.



The Company is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with the Commissioner on or before March 1 in each year covering the operations of the Company for the preceding year and its financial condition on December 31 of such year. The Company's books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.



IMSA



The Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving the sale and service of individual life insurance and annuity products.



YEAR 2000 COMPLIANCE



The Company is highly dependent on computer systems and system applications for conducting its ongoing business functions. In 1996, the Company began the process of identifying, assessing and implementing changes to computer programs necessary to address the Year 2000 issue and developed a comprehensive plan to address the issue. This issue involves the ability of computer systems that have time sensitive programs to recognize properly the Year 2000. The inability to do so could result in major failures or miscalculations that would disrupt the Company's ability to meet its customer and other obligations on a timely basis.



The Company has achieved substantial compliance with respect to its business critical systems in accordance with its Year 2000 plan and is in the process of certification to validate compliance.

The Company anticipates completing the certification process by June 30, 1999. An ongoing re-certification process will be put in place for third and fourth quarter 1999 to ensure all systems and products remain compliant.



The total pre-tax cost associated with the required modifications and conversions is expected to be between $25 million and $35 million and is being expensed as incurred in the period 1996 through 1999. The Company has incurred approximately $22 million to date on these efforts. The Company also has third party customers, financial institutions, vendors and others with which it conducts business and has confirmed their plans to address and resolve Year 2000 issues on a timely basis. While it is likely that these efforts by third party vendors and customers will be successful, it is possible that a series of failures by third parties could have a material adverse effect on the Company's results of operations in future periods.



In addition, the Company is developing contingency plans to address perceived risks associated with the Year 2000 effort. These include business resumption plans to address the possibility of internal systems failures and the possibility of failure of systems or processes outside the Company's control. As of year-end 1998, the Company has completed initial business resumption contingency plans which would enable business critical units to function beginning January 1, 2000 in the event of an unexpected failure. Business resumption contingency plans are expected to be finalized by June 30, 1999. Preparations for the management of the date change will continue through 1999.


                                   MANAGEMENT
--------------------------------------------------------------------------------


DIRECTORS OF THE TRAVELERS INSURANCE COMPANY


The following are the Directors and Executive Officers of The Travelers Insurance Company. Unless otherwise indicated, the principal business address for all individuals is the Company's Home Office at One Tower Square, Hartford, Connecticut 06183. References to Travelers Group Inc. include, prior to December 31, 1993, Primerica Corporation or its predecessors.


                                 DIRECTOR
       NAME AND POSITION          SINCE                          PRINCIPAL BUSINESS
       -----------------         --------                        ------------------
Jay S. Benet...................    1996     Senior Vice President since February 1994 and Vice President
Director                                    (1990-1994) of The Travelers Insurance Company; Partner
                                            (1986-1990) of Coopers & Lybrand.
Ian R. Stuart..................    1996     Senior Vice President since November, 1996 Chief Financial
Director                                    Officer; Chief Accounting Officer and Controller since March
                                            1996, Vice President (1991-1996) of The Travelers Insurance
                                            Company.
Katherine M. Sullivan..........    1996     Senior Vice President and General Counsel since May 1996 of
Director                                    The Travelers Insurance Company; Senior Vice President and
                                            General Counsel (1994-1996) Connecticut Mutual; Special
                                            Counsel & Chief of Staff (1988-1994) Aetna Life & Casualty.
George C. Kokulis..............    1996     Senior Vice President since September 1995, Vice President
Director                                    (1993-1995) of The Travelers Insurance Company.
Michael A. Carpenter...........    1995     Co-chairman, Salomon Smith Barney since October 1998;
Director                                    Chairman since June 1996 and President and Chief Executive
                                            Officer June 1995-1998 of The Travelers Insurance Company;
                                            Vice Chairman since February 1998; Executive Vice President
                                            (1995-1998) of Travelers Group Inc.; Chairman, President and
                                            Chief Executive Officer (1989-1994), Kidder Peabody Group
                                            Inc.

                                 DIRECTOR
       NAME AND POSITION          SINCE                          PRINCIPAL BUSINESS
       -----------------         --------                        ------------------
Robert I. Lipp.................    1992     Chairman, President and Chief Executive Officer since April
Director                                    1996 of Travelers Property Casualty Corp.; Chief Executive
                                            Officer and Director since December 1993 of The Travelers
                                            Insurance Group Inc.; Vice Chairman and Director of
                                            Travelers Group Inc. since 1991; Chairman and Chief
                                            Executive Officer of Commercial Credit Company (1991-1993);
                                            Executive Vice President (1986-1991), Primerica Corporation.
Marc P. Weill*.................    1994     Senior Vice President-Investments since 1993 and Chief
Director                                    Investment Officer since 1995 of The Travelers Insurance
                                            Group Inc.; Senior Vice President and Chief Investment
                                            Officer of Travelers Group Inc. since 1992; Vice President
                                            (1990-1992), Primerica Corporation; Vice President
                                            (1989-1990), Smith Barney Inc.
J. Eric Daniels................    1998     President and Chief Executive Officer since December 1998 of
Director                                    The Travelers Insurance Company; Chief Operating Officer of
                                            Global Consumer Bank of Citibank.


---------------

* Principal business address: Citigroup Inc., 388 Greenwich Street, New York, New York



SENIOR OFFICERS OF THE TRAVELERS INSURANCE COMPANY


The following are the Senior Officers of The Travelers Insurance Company, other than the Directors listed above, as of the date of this Prospectus. Unless otherwise indicated, the principal business address for all individuals listed is One Tower Square, Hartford, Connecticut 06183.

            NAME                     POSITION WITH INSURANCE COMPANY
            ----                     -------------------------------
Stuart Baritz................       Senior Vice President
Barry Jacobson...............       Senior Vice President
Russell H. Johnson...........       Senior Vice President
Warren H. May................       Senior Vice President
Jay S. Fishman...............       Senior Vice President
David A. Tyson...............       Senior Vice President
F. Denney Voss...............       Senior Vice President
Elizabeth C.                        Senior Vice President
  Georgakopoulos.............
Christine M. Modie...........       Senior Vice President


Information relating to the management of the underlying funds is contained in the applicable prospectuses.

                           EXAMPLE OF POLICY CHARGES

--------------------------------------------------------------------------------


The following chart illustrates the surrender charges and Monthly Deduction Amounts that would apply under a Policy based on the assumptions listed below. Surrender charges and Monthly Deduction Amounts generally will be higher for an Insured who is older than the assumed Insured, and lower for an Insured who is younger (assuming the Insureds have the same risk classification). Cost of insurance rates go up each year as the Insured becomes a year older.



Male, Age 35


Preferred Non-Smoker


Annual Net Premium: $ 855.00


Hypothetical Gross Annual Investment


  Rate of Return: 8%


Female, Age 35


Preferred Non-Smoker


Face Amount: $100,000


Level Death Benefit Option


Current Charges



                                      TOTAL MONTHLY DEDUCTION
                                        FOR THE POLICY YEAR
                                   -----------------------------
                                    COST OF     ADMINISTRATIVE
  POLICY  CUMULATIVE   SURRENDER   INSURANCE   CHARGES & MONTHLY
   YEAR    PREMIUMS     CHARGES     CHARGES      POLICY CHARGE
  ------  ----------   ---------   ---------   -----------------
    1       $  855     $1,101.00     $ .14          $240.00
    2       $1,710     $1,027.00     $ .45          $240.00
    3       $2,565     $  954.00     $ .83          $240.00
    5       $4,275     $  807.00     $1.79          $120.00
    10      $8,550     $  440.00     $6.13          $120.00



Hypothetical results shown above are illustrative only and are based on the Hypothetical Gross Annual Investment Rate of Return shown above. This Hypothetical Gross Annual Investment Rate of Return should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. No representations can be made that the hypothetical rates assumed can be achieved for any one year or sustained over any period of time.



                                 ILLUSTRATIONS

--------------------------------------------------------------------------------


The following pages are intended to illustrate how the Account Value, Cash Surrender Value and Death Benefit can change over time for Policies issued to a 45 year old male and a 45 year old female. The difference between the Cash Value and the Cash Surrender Value in these illustrations represents the Surrender Charge that would be incurred upon a full surrender of the Policy. The illustrations assume that premiums are paid as indicated, no Policy loans are made, no increases or decreases to the Stated Amount are requested, no partial surrenders are made, and no charges for transfers between funds are incurred.



One example illustrates that the maximum Guaranteed Cost of Insurance Rates, the monthly administrative charge, mortality and expense risk charge, and administrative expense charge allowable under the Policy are charged in all years. The other example illustrates that the current scale of Cost of Insurance Rates and other charges are charged in all years. The Cost of Insurance Rates charged vary by age, sex and underwriting classification, and the monthly administrative charge varies by age, amount of insurance and smoker/non-smoker classification for current charges. The illustrations reflect a deduction of 5% from each annual premium for premium tax (2.5%) and front end sales charge (2.5%).



The values shown in these illustrations vary according to assumptions used for charges, and gross rates of investment returns. For the first fifteen Policy Years, the current and guaranteed charges consist of 0.80% for mortality and expense risks, 0.10% for administrative expenses, and 0.60% for Investment Option expenses and thereafter, 0.35% for mortality and expense risks, 0.00% for administrative expenses, and 0.60% for Investment Option expenses.

The charge for Investment Option expenses reflected in the illustrations assumes that Cash Value is allocated equally among all Investment Options and is an average of the investment advisory fees and other expenses charged by each of the Investment Options during the most recent audited calendar year. The Investment Option expenses for some of the Investment Options reflect an expense reimbursement agreement currently in effect, as shown in the Policy prospectus summary. Although these reimbursement arrangements are expected to continue in subsequent years, the effect of discontinuance could be higher expenses charged to Policy Owners.



After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of -1.50%, 4.50%, and 10.50%, respectively on a current and guaranteed basis during the first fifteen Policy Years, and to approximate net annual rates of -.95%, 5.05%, and 11.05%, respectively on a current and guaranteed basis thereafter.



The actual charges under a Policy for expenses of the Investment Options will depend on the actual allocation of Cash Value and may be higher or lower than those illustrated.



The illustrations do not reflect any charges for federal income taxes against Fund UL, since the Company is not currently deducting such charges from Fund UL. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Account Values and Cash Surrender Values illustrated.



Upon request, the Company will provide a comparable illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show average fund expenses or, if requested, actual fund expenses. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.



                           VARIABLE SURVIVORSHIP LIFE


                           LEVEL DEATH BENEFIT OPTION


                      ILLUSTRATED WITH GUARANTEED CHARGES



Male Preferred Nonsmoker Age 45 and Female Preferred Nonsmoker Age 45


Stated Amount 150,000


Annual Premium 1,595.63



        TOTAL
       PREMIUMS          DEATH BENEFIT                 CASH VALUE            CASH SURRENDER VALUE
       WITH 5%    ---------------------------   ------------------------   ------------------------
YEAR   INTEREST     0%        6%        12%       0%       6%      12%       0%       6%      12%
----   --------   -------   -------   -------   ------   ------   ------   ------   ------   ------
  1      1,675    150,000   150,000   150,000    1,051    1,128    1,204        0        0        0
  2      3,435    150,000   150,000   150,000    2,083    2,302    2,532      181      400      630
  3      5,282    150,000   150,000   150,000    3,095    3,526    3,994    1,330    1,760    2,228
  4      7,221    150,000   150,000   150,000    4,408    5,131    5,946    2,778    3,500    4,316
  5      9,258    150,000   150,000   150,000    5,696    6,802    8,097    4,202    5,308    6,603
  6     11,396    150,000   150,000   150,000    6,957    8,541   10,467    5,598    7,182    9,108
  7     13,641    150,000   150,000   150,000    8,190   10,349   13,077    6,968    9,127   11,854
  8     15,999    150,000   150,000   150,000    9,395   12,228   15,950    8,309   11,142   14,864
  9     18,474    150,000   150,000   150,000   10,568   14,180   19,113    9,617   13,229   18,162
 10     21,073    150,000   150,000   150,000   11,709   16,204   22,594   10,894   15,390   21,780
 15     36,153    150,000   150,000   150,000   16,832   27,443   46,003   16,696   27,307   45,867
 20     55,399    150,000   150,000   150,000   21,071   41,476   85,928   21,071   41,476   85,928

                           VARIABLE SURVIVORSHIP LIFE


                           LEVEL DEATH BENEFIT OPTION


                        ILLUSTRATED WITH CURRENT CHARGES



Male Preferred Nonsmoker Age 45 and Female Preferred Nonsmoker Age 45


Stated Amount 150,000


Annual Premium 1,595.63



        TOTAL
       PREMIUMS          DEATH BENEFIT                 CASH VALUE            CASH SURRENDER VALUE
       WITH 5%    ---------------------------   ------------------------   ------------------------
YEAR   INTEREST     0%        6%        12%       0%       6%      12%       0%       6%      12%
----   --------   -------   -------   -------   ------   ------   ------   ------   ------   ------
  1      1,675    150,000   150,000   150,000    1,052    1,128    1,205        0        0        0
  2      3,435    150,000   150,000   150,000    2,086    2,306    2,535      184      404      633
  3      5,282    150,000   150,000   150,000    3,102    3,533    4,002    1,337    1,768    2,236
  4      7,221    150,000   150,000   150,000    4,422    5,145    5,962    2,791    3,515    4,331
  5      9,258    150,000   150,000   150,000    5,718    6,827    8,124    4,224    5,333    6,630
  6     11,396    150,000   150,000   150,000    6,991    8,579   10,510    5,632    7,220    9,151
  7     13,641    150,000   150,000   150,000    8,241   10,406   13,141    7,018    9,184   11,918
  8     15,999    150,000   150,000   150,000    9,465   12,309   16,042    8,379   11,223   14,956
  9     18,474    150,000   150,000   150,000   10,664   14,291   19,242    9,713   13,340   18,291
 10     21,073    150,000   150,000   150,000   11,837   16,354   22,770   11,022   15,539   21,955
 15     36,153    150,000   150,000   150,000   17,255   27,957   46,631   17,119   27,821   46,494
 20     55,399    150,000   150,000   150,000   22,236   42,898   87,630   22,236   42,898   87,630



These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

                                   APPENDIX A

--------------------------------------------------------------------------------


                            PERFORMANCE INFORMATION

--------------------------------------------------------------------------------


From time to time, we may show investment performance for the investment options, the percentage change in the value of an Accumulation Unit based on the performance of the Investment Option over a period of time, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit Value at the beginning of the period.



For Investment Options of Fund UL that invest in underlying funds that were in existence prior to the date on which the Investment Option became available under the Policy, average annual rates of return may include periods prior to the inception of the Investment Option. Performance calculations for Investment Options with pre-existing Investment Options will be calculated by adjusting the actual returns of the Investment Options to reflect the charges that would have been assessed under the Investment Options had the Investment Option been available under Fund UL during the period shown.



The following performance information represents the percentage change in the value of an Accumulation Unit of the Investment Options for the periods indicated, and reflects all expenses of the Investment Options. The chart reflects the guaranteed maximum .80% mortality and expense risk charge and .10% administrative expense risk charge. The rates of return do not reflect the front-end sales charge or the state premium tax charge (both of which are deducted from premium payments) nor do they reflect surrender charges or Monthly Deduction Amounts. These charges would reduce the average annual return reflected.



The surrender charges and Monthly Deduction Amounts for a hypothetical Insured are depicted in the Example following the Rates of Returns. See "Charges and Deductions" for more information regarding fees assessed under the Policy. For illustrations of how these charges affect Cash Values and Death Benefits, see "Illustrations." The performance information described in this prospectus may be used from time to time in advertisement for the Policy, subject to National Association of Securities Dealers, Inc. ("NASD") and applicable state approval and guidelines.



The table below shows the net annual rates of return for accumulation units of investment options available through the Variable Survivorship Life Policy.



                    AVERAGE ANNUAL RETURNS THROUGH 12/31/98



                                                                                              FUND
                                                                                            INCEPTION
     UNDERLYING INVESTMENT OPTIONS        ONE YEAR   THREE YEARS   FIVE YEARS   TEN YEARS     DATE
     -----------------------------        --------   -----------   ----------   ---------   ---------
STOCK FUNDS
AIM Capital Appreciation Portfolio         16.40%       13.58%           --          --     10/10/95
Alliance Growth Portfolio                  27.78%       27.88%           --          --      6/16/94
Capital Appreciation Fund
  (Janus Sub Adviser)                      60.18%       36.40%        26.42%      19.85%     3/18/82
Dreyfus Stock Index Fund                   26.97%       26.57%        22.38%         --      9/29/89
Fidelity VIP Equity-Income Portfolio       10.59%       16.66%        17.64%      14.53%     10/9/86
Fidelity VIP Growth Portfolio              38.11%       24.25%        20.57%      18.27%     10/9/86
Smith Barney Large Cap Value Portfolio      8.81%       17.41%           --          --      6/16/94
Total Return Portfolio                      4.01%       14.35%           --          --     10/16/91
Utilities Portfolio                        17.12%       15.65%           --          --       2/4/94
Banker's Trust EAFE Index Fund             20.43%          --            --          --      8/22/97
Banker's Trust Small Cap Index Fund        -3.04%          --            --          --      8/25/97
Equity Index Portfolio                     27.31%       27.14%        23.25%         --     10/16/91

BOND FUNDS
Fidelity VIP High Income Portfolio         -5.17%        7.67%         7.79%      10.07%     9/19/85
Putnam Diversified Income Portfolio        -0.23%        4.51%           --          --      6/16/94
Smith Barney High Income Portfolio         -0.45%        7.96%           --          --      6/16/94
U.S. Gov't Securities Portfolio             9.19%        6.99%         7.14%         --      1/24/92
Zero Coupon Bond Portfolio 2000             6.62%        4.88%           --          --     10/11/95
Zero Coupon Bond Portfolio 2005            11.24%        7.35%           --          --     10/11/95
BALANCED FUNDS
Fidelity VIP II Asset Manager Portfolio    13.97%       15.62%        10.76%         --       9/6/89
MFS Total Return Portfolio                 10.63%       14.60%           --          --      6/16/94
Managed Assets Trust                       20.29%       17.65%        14.71%      13.20%      8/6/82
MONEY MARKET FUNDS
Money Market Portfolio(1)                   4.11%        3.88%         3.45%       4.01%     10/1/81



The information presented in the above chart represents the percentage change in the value of an accumulation unit of the underlying investment options for the periods indicated, and reflects all expenses of the underlying funds, 0.80% mortality and expense risk charge and 0.10% administrative expense charge against amounts allocated to the underlying funds. The rates of return do not reflect the 2.5% front-end sales charge or the 2.5% state premium tax charge (both of which are deducted from premium payments) nor do they reflect surrender charges or monthly deduction amounts. These charges would reduce the average annual return reflected.



(1) An investment in Money Market Portfolio is neither insured nor guaranteed by the United States Government. There is no assurance that a stable $1.00 value will be maintained.

                            HYPOTHETICAL EXAMPLE(1)
 Male nonsmoker age 40 and Female Preferred Nonsmoker Age 40 with a level death benefit
               of $300,000 and annual premium payments of $5,000



                                                     ONE YEAR                              FIVE YEARS
                                       ------------------------------------   ------------------------------------
                                         TOTAL      ACCUMULATED   SURRENDER     TOTAL      ACCUMULATED   SURRENDER
    UNDERLYING INVESTMENT OPTION       INVESTMENT      VALUE        VALUE     INVESTMENT      VALUE        VALUE
    ----------------------------       ----------   -----------   ---------   ----------   -----------   ---------
STOCK FUNDS
AIM Capital Appreciation
  Portfolio.........................       5000         4889         1247          N/A           N/A          N/A
Alliance Growth Portfolio...........       5000         5395         1753          N/A           N/A          N/A
Capital Appreciation Fund (Janus
  Sub-Advisor)......................       5000         6842         3200        25000         46185        43515
Dreyfus Stock Index Fund............       5000         5359         1717        25000         41329        38659
Fidelity VIP Equity-Income
  Portfolio.........................       5000         4631          989        25000         36207        33537
Fidelity VIP Growth Portfolio.......       5000         5856         2214        25000         39303        36633
Smith Barney Large Cap Value
  Portfolio.........................       5000         4552          910          N/A           N/A          N/A
Total Return Portfolio (Greenwich
  St. Series).......................       5000         4339          697          N/A           N/A          N/A
Utilities Portfolio (Smith Barney
  sub-adviser)......................       5000         4921         1279          N/A           N/A          N/A
Bankers Trust EAFE Index Fund.......       5000         5068         1426          N/A           N/A          N/A
Bankers Trust Small Cap Index
  Fund..............................       5000         4027          385          N/A           N/A          N/A
Equity Index Portfolio..............       5000         5374         1732        25000         42335        39665
BOND FUNDS
Fidelity VIP High Income
  Portfolio.........................       5000         3932          290        25000         27316        24646
Putnam Diversified Income
  Portfolio.........................       5000         4151          509          N/A           N/A          N/A
Smith Barney High Income
  Portfolio.........................       5000         4141          499          N/A           N/A          N/A
U.S. Government Securities
  Portfolio.........................       5000         4569          927        25000         26804        24134
Zero Coupon Bond Portfolio 2000.....       5000         4455          813          N/A           N/A          N/A
Zero Coupon Bond Portfolio 2005.....       5000         4660         1018          N/A           N/A          N/A
BALANCED FUNDS
Fidelity VIP II Asset Manager
  Portfolio.........................       5000         4781         1139        25000         29767        27097
MFS Total Return Portfolio..........       5000         4633          991          N/A           N/A          N/A
Managed Assets Trust................       5000         5062         1420        25000         33328        30658
MONEY MARKET FUNDS
Money Market Portfolio..............       5000         4343          701        25000         24057        21387



The charges used in the above example consist of a front-end sales charge of 2.5%, a state premium tax charge of 2.5%, the 0.80% mortality and expense risk charge, the .10% administrative expense charge, all expenses of the underlying funds, and monthly deduction charges including cost of insurance.



The benefits illustrated above may differ for other policies as a result of differences in investment allocation, premium timing and amount, death benefit type, as well as the age and underwriting of the classification of the insured (which could result in higher costs of insurance). Because this is a variable universal life insurance policy, actual performance should always be considered in conjunction with the level of death benefit and cash values.



(1) These hypothetical examples show the effect of the performance quoted on cash values. Performance, loans and withdrawals will affect the cash value and death benefit of your policy. Since the values of the portfolios will fluctuate, the cash value at any time may be more or less than the total principal investment made, including at the time of surrender of the policy, when surrender charges may apply.

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Sections 33-770 et seq, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

               UNDERTAKING TO REPRESENT REASONABLENESS OF CHARGES

The Company hereby represents that the aggregate charges under the Policy of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

1.       The facing sheet.
2.       The Prospectus.
3.       The undertaking to file reports.
4.       The signatures.

Written consents of the following persons:

A Consent of Katherine M. Sullivan, General Counsel, to filing of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (See Exhibit 11 below.)

B. Consent and Actuarial Opinion pertaining to the illustrations contained in the prospectus.

C.       Consent of KPMG LLP, Independent Certified Public Accountants.

D.       Powers of Attorney. (See Exhibit 12 below.)

EXHIBITS

1. Resolution of the Board of Directors of The Travelers Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit No. 1 to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6 filed April 29, 1996.)

2.       Not Applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Insurance Company and CFBDS, Inc. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4, File No. 333-60227, filed November 9, 1998.)

3(b). Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, File No. 333-60227, filed November 9, 1998.)

3(c).    Agents Agreements, including schedule of sales commissions.

4.       None

5. Form of Variable Universal Life Insurance Contracts. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 20 to the Registration Statement on Form S-6, File No. 333-69771, filed December 28, 1998.)

6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

6(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

7.       None

8. Participation Agreements among Variable Insurance Products Fund, Fidelity Distributors Corporation and The Travelers Insurance Company; Variable Insurance Products Fund II, Fidelity Distributors Corporation and The Travelers Insurance Company; Templeton Variable Products Series Fund, Templeton Funds Distributor, Inc. and The Travelers Insurance Company; and between The Travelers Insurance Company and Dreyfus Stock Index Fund. (Incorporated herein by reference to Exhibits 8(a), 8(b), 8(c) and 8(d), respectively to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4, File No. 2-79529 filed on April 19, 1996.)

9.       None

10.      Form of Application for Variable Universal Life Insurance Contracts.

11. Opinion of counsel as to the legality of the securities being registered. (Incorporated herein by reference to Exhibit 11 to Post-Effective Amendment No. 20 to the Registration Statement on Form S-6, File No. 333-69771, filed December 28, 1998.)

12(a). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibits 15(a) and 15(b) to the Registration Statement on Form S-6 filed April 28, 1995 and April 25, 1997.)

12(b). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for J. Eric Daniels. (Incorporated herein by reference to Exhibit 12(b) to Post-Effective Amendment No. 20 to the Registration Statement on Form S-6, File No. 333-69771, filed December 28, 1998.)

12(c). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Jay S. Benet.)

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, The Travelers Fund UL for Variable Life Insurance, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Hartford and state of Connecticut, on the 9th day of April 1999.

                THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE
                                  (Registrant)

                         THE TRAVELERS INSURANCE COMPANY
                                   (Depositor)

                             By: *JAY S. BENET
                                 -----------------------------------------------
                                 Jay S. Benet
                                 Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Controller

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 9th day of April 1999.

*MICHAEL A. CARPENTER                     Director, Chairman of the Board
---------------------------------------
 (Michael A. Carpenter)

*J. ERIC DANIELS                          Director, President and Chief
---------------------------------------   Executive Officer
 (J. Eric Daniels)

*JAY S. BENET                             Director, Senior Vice President,
---------------------------------------   Chief Financial Officer, Chief
 (Jay S. Benet)                           Accounting Officer and Controller

*GEORGE C. KOKULIS                        Director
---------------------------------------
 (George C. Kokulis)

*ROBERT I. LIPP                           Director
---------------------------------------
 (Robert I. Lipp)

*KATHERINE M. SULLIVAN                    Director, Senior Vice President
---------------------------------------   and General Counsel
 (Katherine M. Sullivan)

*MARC P. WEILL                            Director
---------------------------------------
 (Marc P. Weill)

*By:
     ----------------------------------
     Ernest J. Wright, Attorney-in-Fact

EXHIBIT INDEX

Written Consents                                                Method of Filing
----------------                                                ----------------

B.       Consent and Actuarial Opinion pertaining to the        Electronically
         illustrations contained in the prospectus.

C.       Consent of KPMG LLP, Independent                       Electronically
         Certified Public Accountants.

D.       Power of Attorney.  See Exhibit 12                     Electronically


EXHIBITS

3(c).    Agents Agreements, including schedule of sales
         commissions.                                           To be filed by
                                                                amendment

10.      Form of Application for Variable Universal Life        To be filed by
         Insurance Contracts.                                   amendment

12(c)    Power of Attorney authorizing Ernest J. Wright or      Electronically
         Kathleen A. McGah as signatory for Jay S. Benet.